BY EDGAR	July 24, 2008

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobs:

Re:	Consonus Technologies, Inc. Amendment No. 5 to the Registration Statement on Form S-1 Filed on June 10, 2008 File No. 333-142635

        On behalf of Consonus Technologies, Inc. (the "Company" or "CTI"), we are writing to respond to the comments set forth in the sixth comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 8, 2008 (the "sixth comment letter") relating to the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 filed on June 10, 2008 (the "Amended Registration Statement"). We have also further revised the Amended Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 6 to the Amended Registration Statement ("Amendment No. 6"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the sixth comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 6.

General

1.
You indicate a prospectus delivery period of 40 days. Given that you are now seeking quotation on the Nasdaq Capital Market, the prospectus delivery period is 25 days rather than 40. See Securities Act Rule 174(d). Please revise accordingly.

  The Company has revised the disclosure in response to the Staff's comment.

2.
Please add a risk factor alerting potential investors to the fact that you have identified a material weakness in your internal control over financial reporting. The text should describe the nature and impact of the material weakness, including the restatement that resulted. Provide clear statements regarding management's conclusions as to the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting. In addition, management's discussion and analysis should discuss any time frames associated with the remediation and any material costs.

  The Company has revised the risk factor disclosure on pages 24 and 25 of Amendment No. 6.

3.
We note that the opinion dated December 21, 2007 has not been updated to reflect the changes in the offering. Please provide an updated opinion in a pre-effective amendment.

  An updated legality opinion has been included as Exhibit 5.1 of the Registration Statement.

4.
Future submissions must include the signed consents of each of your Independent Registered Public Accounting Firms. The consents included in Exhibit 23.1 and 23.3 did not include a signature.

  The Company acknowledges that future submissions of the Registration Statement require the signed consent of the Company's auditors. Amendment No. 6 includes signed consents of the Company's auditors.

* * *

        The Company acknowledges the Staff's response protocol. The Company understands that the Staff may have additional comments after receiving Amendment No. 6 and this letter.

        The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

  •
  Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

  •
  The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

        Please contact the undersigned if you wish to discuss our responses to the sixth comment letter.

Sincerely, /s/ IAN G. PUTNAM Ian G. Putnam

cc:
Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC